August 31, 2023

VIA EDGAR

Ms. Yoon Choo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Securities and Exchange Commission Staff Comment Concerning Preliminary Proxy Materials for 1290 Funds (the “Trust”) (File Nos. 333-195390; 811-22959)

Dear Ms. Choo:

By letter dated August 25, 2023, the Trust responded to your comments, received via telephone from the staff (the “Staff”) on July 27, 2023, regarding your review of the Trust’s preliminary proxy materials on Schedule 14A. This letter responds to your additional comment received via telephone from the Staff on August 28, 2023, following your review of the August 25, 2023 letter. Your comment is below, followed by the Trust’s response. Unless otherwise noted, defined terms have the same meaning as used in the preliminary proxy materials.

Proxy Statement

Comment: In light of the Trust’s response to comment 2.h., please remove the parenthetical “(or other financial instruments that derive their value from the securities of such companies)” from the principal strategy disclosure. The Staff’s view is that if it is not part of the principal investment strategy, then it should not be disclosed as part of the principal investment strategy in the proxy statement.

Response: The Trust respectfully declines to remove the referenced parenthetical from the Restructured Fund’s 80% investment policy. The Restructured Fund’s 80% investment policy has been approved by the Trust’s Board. Further, in the adopting release to Rule 35d-1 under the 1940 Act, the SEC stated that “[i]n appropriate circumstances…an investment company [may] include a synthetic instrument[, such as a derivatives instrument,] in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

*        *        *         *        *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351 or my colleague Fatima Sulaiman at (202) 778-9082.

K&L GATES LLP

1601 K STREET NW   WASHINGTON   DC 20006

T +1 202 778 9000  F +1 202 778 9100  klgates.com

Ms. Yoon Choo

August 31, 2023

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Shane Daly, Esq.

Kristina Magolis, Esq.

Equitable Investment Management, LLC

Fatima Sulaiman, Esq.

K&L Gates LLP